UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2009

Commission File Number 1-14728

Lan Airlines S.A.

(Translation of registrant's name into English)

Av. Presidente Riesco 5711, Piso 20

Las Condes,

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      x     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No      x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Santiago, March 3, 2009

Mr.

Guillermo Larraín Ríos

Superintendente

Superintendencia de Valores y Seguros

Present

Ref.: Report Material Fact.

To whom it may concern:

In accordance with Article 9 and subsection 2 of Article 10 of Law No. 18.045 on Capital Markets, and as required by the Norms of General Character No. 30 of the Superintendence of Securities and Insurance, I hereby inform you of the following material fact:

On this date, the Board of Directors of the Company unanimously agreed to register with the Securities Registry of this Superintendence two Lines of Bonds with the following principal terms:

1.

Maximum aggregate amount to be charged under both lines of bonds: US$200,000,000 (Two hundred million United States Dollars) or its equivalent in other currencies or units, as indicated in paragraph 4 below.

2.

Term of the lines of bonds: The maximum term of the lines of bonds shall be 10 years for the first one and 30 years for the second one, beginning on the date of registration with the Securities Registry, during which time all obligations to pay under the various bond issuances made under each line shall terminate.

3.	Use of proceeds: Financing of the investments of the Companies and its subsidiaries and refinancing of debt obligations.

4.

Other general conditions: The bonds may be placed in the general market, shall be uncertificated and issued to bearer, shall not be convertible to shares of the capital stock of the Company, may be denominated in U.S. Dollars, national currency or Unidades de Fomento and may provide for different adjustments or no adjustments at all.

During the same Board meeting, the board authorized any two of the following individuals working together in representing the company to establish all the stipulations and contractual conditions that are necessary in connection with the offering of the bonds and to enter into any public documents related to the Line of Bonds and to perform all other acts necessary for the issuance and placements of the respective bonds: Alejandro de la Fuente Goic, Andrés del Valle Eitel, Roberto Alvo Milosawlewitsch and Cristián Toro Cañas.

Sincerely,

Alejandro de la Fuente Goic

Vicepresidente de Finanzas Corporativas

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 4, 2009

Lan Airlines S.A.
/s/ Alejandro de la Fuente Goic By: Alejandro de la Fuente Goic Chief Financial Officer